Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	Years Ended December 31,
	2016	2015	2014	2013(a)	2012(b)
For the Group (IFRS)	4.53	4.76	10.91	19.57	24.35

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2016, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2016
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,451
Current financial debt	9,469
Current portion of financial instruments for interest rate swaps liabilities	212
Other current financial instruments — liabilities	115
Financial liabilities directly associated with assets held for sale	21

Total current financial debt	14,268

Non-current financial debt	43,067
Non-controlling interests	2,894
Shareholders’ equity
Common shares	7,604
Paid-in surplus and retained earnings	105,547
Currency translation adjustment	(13,871)
Treasury shares	(600)

Total shareholders’ equity — Group share	98,680

Total capitalization and non-current indebtedness	144,641

As of December 31, 2016, TOTAL S.A. had an authorized share capital of 3,449,682,749 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,430,365,862 ordinary shares (including 10,587,822 treasury shares from shareholders’ equity).

As of December 31, 2016, approximately $572 million of the Group’s non-current financial debt was secured and approximately $42,495 million was unsecured, and all of the Group’s current financial debt of $9,469 million was unsecured. As of December 31, 2016, the Group had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about the Group’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 16, 2016.

On February 8, 2017, the Board of Directors of TOTAL S.A. decided to propose at the May 26, 2017 Annual Shareholders’ Meeting an interim dividend of €0.62 per share for the fourth quarter of 2016, representing approximately €1.5 billion (approximately $1.7 billion using the €/$ exchange rate on February 3, 2017 of €1 = $1.0792 as released by the Board of Governors of the Federal Reserve System on February 6, 2017), to be paid on June 22, 2017.(1)

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of the Group since December 31, 2016.

(1)	The ex-dividend date for the remainder of the 2016 dividend would be June 5, 2017; for the ADR (NYSE: TOT), the ex-dividend date would be May 31, 2017.

2